UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

  REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

  For the month of November, 2010

Commission file number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4
48005 Bilbao
Spain
(Address of principal executive offices)

Javier Malagón Navas
Paseo de la Castellana, 81
28046 Madrid
Spain
Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form
40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. on Form F-3 filed on June 28, 2010 (File No. 333-167820) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Banco Bilbao Vizcaya Argentaria, S.A.

TABLE OF CONTENTS

Exhibit

8.1	Opinion of Davis Polk & Wardwell, LLP regarding certain U.S. federal income tax matters, dated November 4, 2010.

8.2	Opinion of J&A Garrigues S.L.P., Madrid, Spain regarding certain Spanish tax matters, dated November 4, 2010.

Exhibit 8.1

		New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 1300 tel 020 7418 1400 fax

November 4, 2010

Re:	Banco Bilbao Vizcaya Argentaria, S.A. Rights Offering for Ordinary Shares

Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4
48005 Bilbao
Spain

Dear Ladies and Gentlemen:

We are acting as United States counsel to Banco Bilbao Vizcaya Argentaria, S.A., a sociedad anónima of the Kingdom of Spain (the “Company”), in connection with the Prospectus Supplement (the “Prospectus Supplement”) dated the date hereof and filed with the United States Securities and Exchange Commission pursuant to Rule 424(b)(2) under the United States Securities Act of 1933.  The Prospectus Supplement relates to the Company’s Registration Statement on Form F-3 filed with the United States Securities and Exchange Commission on June 28, 2010 (File No. 333-167820) (the “Registration Statement”) and has been filed in connection with the Company’s offering of rights to subscribe for ordinary shares.  We have examined such matters of fact and law as we have deemed necessary or advisable for the purpose of this opinion.

We hereby confirm our opinion set forth under the caption “Taxation—Material U.S. Federal Income Tax Considerations” in the Prospectus Supplement.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.

We hereby consent to the use of our name under the caption “Taxation” in the Prospectus Supplement and to the filing, as an exhibit to the Registration Statement, of this opinion.

In giving such consent we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.

2
November 4, 2010

Very truly yours,
/s/ Davis Polk & Wardwell LLP

Exhibit 8.2

Banco Bilbao Vizcaya Argentaria, S.A.
Plaza de San Nicolás, 4,
48000 Bilbao
Spain

4 November, 2010

Dear Sirs,

Banco Bilbao Vizcaya Argentaria, S.A.
Prospectus Supplement

We have acted as Spanish counsel to Banco Bilbao Vizcaya Argentaria, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (the “Company”), in connection with the Prospectus Supplement (the “Prospectus Supplement”) dated the date hereof and filed with the United States Securities and Exchange Commission by the Company. The Prospectus Supplement relates to the Company's Registration Statement on Form F-3 (File No. 333-167820) (the “Registration Statement”) and has been filed in connection with the Company’s offering of rights to subscribe for ordinary shares.

A.    Documents examined

In arriving at the opinions expressed below, we have reviewed a copy of the Prospectus Supplement.

B.    Opinion

We do not represent ourselves to be familiar with the laws of any jurisdiction other than Spain as they stand at present and, therefore, we express no opinion on any question arising under any laws other than the laws of Spain currently in force.

Our involvement in the transaction described herein has been limited to our role as Spanish counsel to the Company and, as a consequence thereof, we assume no obligation to advise any other party to this transaction and, furthermore, we assume no obligation to advise either you or any other party of changes of law or facts that could occur after the date of the opinion, even though the change may affect the legal analysis or conclusions given in this opinion.

This opinion may only be relied upon provided that any issues arising from the opinion are governed by Spanish law and brought before the Spanish courts.

Based upon the foregoing, we hereby confirm our opinion set forth under the caption “Taxation” in the Prospectus Supplement, insofar as it relates to statements of law or legal conclusions under Spanish tax law and subject to the qualifications and limitations set forth therein.

This opinion letter is rendered to the Company in connection with the filing of the Prospectus Supplement with the SEC. This opinion letter is not to be used, circulated, quoted or otherwise referred to for any other purpose without our prior written consent. Notwithstanding the foregoing, we hereby consent to the filing, of this opinion as an exhibit to the Registration Statement and to the references to us under the caption “Legal Matters” contained in the Prospectus Supplement.

We hereby consent to the use of our name under the captions “Taxation” and “Legal Matters” in the Prospectus Supplement and to the filing, as an exhibit to the Registration Statement, of this opinion.

In giving such consent we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Very truly yours,

/s/ Fernando Vives

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date:	November 4, 2010	By:	/s/ Javier Malagón Navas
			Name:	Javier Malagón Navas
			Title:	Authorized representative